PUBLIC

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) **AND ENDING** 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R.B. Hershey (804) 780-2165

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – if individual, state last, first, middle name)

1455 Pennsylvania Ave., N.W., Suite 700	Washington	D.C.	20004-1008
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, William R.B. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

Chief Financial Officer, Senior Vice President

Title

Notary Public

HOLLY RAY CROCKETT
NOTARY PUBLIC
REGISTRATION # 7690193
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
SEPTEMBER 30, 2020

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Davenport & Company LLC and Subsidiaries
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Davenport and Company LLC and Subsidiaries (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2018.

Washington, District of Columbia
February 28, 2020

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2019

Assets		**2019**
Cash and cash equivalents	$	3,406,911
Cash segregated under federal and other regulations		2
Deposits with clearing organizations and others		4,618,850
Receivable from broker-dealers and clearing organizations		2,483,791
Receivable from customers		70,037,198
Receivable from noncustomers		1,347,947
Securities owned, at fair value		16,891,955
Right-of-use assets		15,249,864
Furniture, equipment, software, and leasehold improvements, net		4,630,037
Notes receivable from employees		5,837,883
Prepaid expenses and other assets		10,661,725
Total assets	$	135,166,163

Liabilities and Members' Interest

Short-term bank loans	$	3,250,000
Drafts payable		8,397,764
Payable to broker-dealers and clearing organizations		566,770
Payable to customers		39,123,024
Payable to noncustomers		237,870
Securities sold, not yet purchased, at fair value		2,944
Operating lease liabilities		18,096,752
Accounts payable, accrued expenses, and other liabilities		14,612,444
Total liabilities		84,287,568
Commitments and contingent liabilities		—
Members' interest		50,878,595
Total liabilities and members' interest	$	135,166,163

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC and subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., DAVA Corp., and Davenport IV, Inc. (collectively, the Members) who have membership interests of 43%, 28%, 27%, and 2%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) and Davenport Trust Company (DavTrust) are wholly owned subsidiaries of Davenport & Company LLC. DFA is engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support, and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities. DavTrust is a wholly owned North Carolina corporation formed in 2009 to be the trustee of customer individual retirement accounts.

The Company is engaged in several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services, primarily to retail customers in the southeast portion of the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

(b) Recently Adopted Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Topic 842, "Leases." This amended existing guidance and requires lessees to recognize for all leases, with the exception of short-term leases, at the commencement date a lease liability and a right-of use asset. A lease liability is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis. A right-of-use asset is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new guidance also requires enhanced disclosure about an entity's leasing arrangements.

The Company adopted Topic 842 in January 2019, as required for public business entities. An entity may have adopted the new guidance by either restating prior periods and recording a cumulative effect adjustment at the beginning of the earliest comparative period presented or by recording a cumulative effect adjustment at the beginning of the period of adoption. The Company used the modified retrospective approach and no cumulative effect adjustment was recorded.

The new guidance includes a number of optional transition-related practical expedients. The practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply these practical expedients will, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. generally accepted accounting principles (GAAP) unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP.

The Company elected not to reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract's lease and non-lease components as a single lease component.

The effect of adopting this standard resulted in a right-of-use asset of $16,592,296 and a lease liability of $19,309,929 on the Company's consolidated statement of financial condition. The difference between the right-of-use asset and lease liability is attributable to amounts included on the consolidated statement of financial condition in the prior period under accounting guidance that existed prior to the adoption of Topic 842. In the prior period, a $2,922,705 deferred rent liability was included in accounts payable, accrued expenses, and other liabilities and a $205,072 prepaid rent was included in prepaid expenses and other assets. See further discussion of operating lease right-of-use assets and operating lease liabilities at note 11.

(c)   *Recently Issued Accounting Guidance*

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted. In October 2019, the FASB voted to defer implementation of the standard for smaller reporting companies, such as the Company, to fiscal years beginning after December 15, 2022. The Company is assessing the impact the update will have on its financial statements but expects the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its notes receivable from employees.

(d)   *Cash and Cash Equivalents*

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(e)   *Fair Value of Financial Instruments*

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Deposits with clearing

organizations and other receivables from brokers-dealers and clearing organizations, receivable from customers, noncustomers, and employees, short-term bank loans, drafts payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques to estimate fair value. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, and corporate debt securities. The Company utilizes prices from independent services to corroborate its estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price or use other methods including broker-dealer price quotations. Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, the Company uses quotes from secondary market makers to determine fair value. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

The Company had no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2019.

(f)   *Securities Transactions*

Proprietary securities transactions in regular way trades are recorded on the trade date.

Securities owned are recorded at fair value, which is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the remeasurement date.

In the event of an inactive market, the fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with U.S. generally accepted accounting principles (GAAP), the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

(g)   *Income Taxes*

Income taxes are not reflected in the accompanying consolidated statement of financial condition as the responsibility for income taxes is that of the Members and not of the Company. One subsidiary,

DavTrust, is a C corporation and is responsible for its own income taxes. DavTrust has a deferred tax liability of $60,600 as of December 31, 2019.

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2016 through 2019. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2019.

(h)   *Furniture, Equipment, Software, and Leasehold Improvements*

Furniture, equipment, software, and leasehold improvements is carried at cost less accumulated depreciation and amortization. The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(i)   *Notes Receivable from Employees*

From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts appears as noncash compensation to the employee in each monthly paycheck.

(j)   *Drafts Payable*

Drafts payable represent amounts drawn by the Company against a bank.

(k)   *Use of Estimates*

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(3)   Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2019 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4)   Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019 consisted of the following:

		2019	
		Receivable	**Payable**
Securities failed to deliver/receive	$	391,043	193,301
Amounts receivable from/payable to clearing broker		—	14,486
Amounts receivable from/payable to clearing organizations		1,800,003	—
Amounts receivable from/payable to other broker		292,745	358,983
	$	2,483,791	566,770

(5)   Receivable from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally, directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 10.

(6)   Securities Owned and Securities Sold, Not Yet Purchased

(a)   Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2019 as follows:

		2019
Owned:		
Securities owned, at fair value:		
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$	14,437,309
Certificates of deposit		742,479
Mutual funds		1,242,774
Corporate bonds		422,032
Corporate stocks		47,361
	$	16,891,955
Sold, not yet purchased at fair value:		
Corporate stocks	$	2,944
	$	2,944

(b)   Fair value disclosures are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019:

		December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
			Fair value measurements at reporting date using		
Assets:					
Trading securities:					
State and municipal obligations	$	14,437,309	—	14,437,309	—
Certificates of deposit		742,479	742,479	—	—
Corporate bonds		422,032	—	422,032	—
Corporate stocks		47,361	47,361	—	—
Mutual funds		1,242,774	1,242,774	—	—
Total	$	16,891,955	2,032,614	14,859,341	—
Liabilities:					
Securities sold not yet purchased:					
Corporate stocks	$	2,944	2,944	—	—
Total	$	2,944	2,944	—	—

(7) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

	2019
Furniture	$ 4,481,559
Equipment	4,976,034
Software	1,208,107
Leasehold improvements	6,403,434
	17,069,134
Less accumulated depreciation and amortization	12,439,097
Total furniture, equipment, software, and leasehold improvements, net	$ 4,630,037

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (2.53% at December 31, 2019) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (4.75% at December 31, 2019) and any borrowings are payable upon demand.

Short-term bank loans and related collateral pledged at December 31, 2019 were as follows:

	2019	
	Loans	Collateral
Collateralized by company securities	$ 3,150,000	13,187,124
Collateralized by customer securities	—	—
Collateralized by noncustomer securities	—	—
Unsecured line of credit	100,000	—
	$ 3,250,000	13,187,124

(9) Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (4.75% at December 31, 2019) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the Agreement as of or during the year ended December 31, 2019.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The margin balance is located in receivable from customers on the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(11) Leases

The Company enters into operating leases for its office space, office equipment and other assets, substantially all of which are used in connection with its operations. The lease term is generally determined based on the contractual maturity of the lease. The Company's leases have remaining terms ranging from 1 year to 8 years, some of which include renewal or termination options to extend the lease for up to 10 years and some of which include options to terminate the lease within 4 years.

For leases where the firm has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit is not known. The Company's incremental borrowing rate is based on inquiry from a bank from which the Company borrows, and is based on the lease term, the swap curve to generate an indicative swap rate for the base rate, and a market credit spread.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

For leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits, the Company records an impairment of right-of-use assets. The firm recorded no such impairments during the year ended December 31, 2019.

Future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2019 are as follows and are presented with additional operating lease information:

2020	$	3,514,067
2021		3,308,675
2022		2,959,845
2023		2,858,092
2024		2,577,503
2025 and thereafter		6,498,320
Total undiscounted lease payments		21,716,502
Imputed interest		(3,619,750)
Net operating lease liabilities	$	18,096,752
Weighted average remaining lease term		7 years
Weighted average discount rate		5.3%

In the table above, the weighted average discount rate represents the firm's incremental borrowing rate as of January 2019 for leases existing on the date of adoption of ASU No. 2016-02 and at the lease inception date for leases entered into subsequent to the adoption of this ASU.

(12) Commitments and Contingencies

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(13) Related Party Transactions

The Company is the managing member for several entities. These entities have assets of approximately $485,520,000 at December 31, 2019.

The Company has amounts receivable from and payable to noncustomers (principally, directors of the Company.) See further discussion of receivable from and payable to noncustomers at note 5. The Company also has notes receivable from employees. See further discussion at note 2.

(14) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the rules of the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiaries maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2019, the Company's

net capital, as defined, of $24,555,810 was 30% of aggregate debit balances and was $22,929,394 in excess of the minimum net capital required.

In accordance with North Carolina statute, the Company's subsidiary, DavTrust, has a minimum capital requirement of $1,500,000. DavTrust's stockholder's equity was $2,062,775 at December 31, 2019.

The Members have agreements with holders of all the Members' outstanding common stock, whereby the Members have the option to repurchase the stock in the event of a stockholder's death or retirement. The Company has agreements with the Members, whereby it has the option to distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of FINRA. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.